ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2009

Description of Business and Report Date

Atna Resources Ltd. (“Atna” or the “Company”) is engaged in the exploration, development and production of gold properties located primarily in the United States (“US” or “U.S.”). The Company also has mineral interests in Canada and Chile. The Company is a reporting issuer in British Columbia, Alberta, Ontario and Nova Scotia. Atna trades on the Toronto Stock Exchange under the symbol “ATN” and in the US on the over-the-counter Bulletin Board under the symbol “ATNAF”. The following discussion and analysis of the financial position and results of operations for the Company is current up to March 19, 2010 (the “Report Date”) and should be read in conjunction with the audited consolidated financial statements and the notes thereto for the year ended December 31, 2009, which have been prepared in accordance with Canadian generally accepted accounting principles. Effective July 1, 2009, the Company changed its reporting currency from the Canadian dollar (“CAD” or “C$”) to the United States dollar (“USD” or “US$”). See Changes in Accounting Policies for additional information. All amounts are in USDs unless otherwise noted. Additional information relating to the Company, including audited financial statements and the notes thereto for the years ended December 31, 2009 and 2008, can be viewed on SEDAR at www.sedar.com and on EDGAR at  www.edgar.com.

Highlights:

•
In 2009, Atna increased its NI 43-101 compliant measured and indicated mineral resource by a combined 81 percent to 2.0 million ounces of gold and its inferred mineral resources by 112 percent to 1.2 million ounces, both net of resources mined during 2009.

•
Production at the Briggs Mine commenced in 2009 and a total of 24,272 ounces of contained gold was mined to produce a total of  11,198 ounces of gold in doré, of which 10,886 ounces was sold at an average gold price of $962 per ounce. Cash cost of production was $908 per ounce as calculated using non-GAAP Gold Institute standards. Estimated mined recoverable gold inventory at year end was 8,300 ounces in all stages of process.

•	In February 2010, the Nevada department of Environmental Protection issued a Reclamation Permit for the Reward Mine, allowing Atna to initiate development of the project.
•	The Columbia gold project in Montana declared a measured and indicated gold mineral resource of 741,680 ounces and an inferred gold mineral resource of 453,570 ounces.
•
In March 2010 the Cecil R project adjacent to the Briggs Mine in California declared a measured and indicated gold mineral resource containing 73,490 ounces and an inferred gold mineral resource containing 99,390 ounces.

•	In December 2009, the Company closed a $14.5 million gold participating bond (“Gold Bonds”) offering in Europe.
•	In September 2009, the Company completed a C$1.5 million convertible debt financing.
•	Effective July 1, 2009, the Company changed its reporting currency from Canadian dollars to US dollars.

Mine Operations

Briggs Mine

The Briggs Mine (“Briggs”) is located on the west side of the Panamint Range near Death Valley, California.  Briggs was initially constructed in 1995 and through December 31, 2009, has produced over 560,000 ounces of gold.

On February 26, 2010 Briggs’ mine production averaged over 80 ounces of gold per day for a period of greater than 30 days. The mine is expected to produce positive cash flow in 2010. The production target for 2010 is 36,000 to 40,000 ounces of gold.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2009

Cash cost of production for 2010 is estimated to range from $600 to $625 per ounce of gold. Life of mine cash cost of production is expected to range from $500 to $525 per ounce of gold. Projected cash costs have increased due to an increase in fuel cost, the primary consumable at Briggs, and an increase in life-of-mine strip ratio due to a reduction in pit slope angle. Productivity improvement and cost containment will be a primary focus of operations in 2010.

Restart activities at Briggs commenced in the fourth quarter 2008 and the first gold pour was completed in May 2009. Gold production in the second quarter production was primarily the result of mining prestripped ore left over from when the mine was shut down in 2004. Overall spending for 2009 was generally on target with original budget.  In-process gold inventory at year end 2009 was approximately 8,300 ounces with an inventory value of $6.9 million. Production details for Briggs in 2009 are shown in the following table:

	First	Second	Third	Fourth	Total
Production Statistic	Quarter	Quarter	Quarter	Quarter	2009
Waste tons	280,555	1,008,220	1,171,873	792,701	3,253,349
Ore tons	232,534	180,061	330,019	591,580	1,334,194
Total tons	513,089	1,188,281	1,501,892	1,384,281	4,587,543
Ore grade (oz/ton)	0.039	0.015	0.015	0.013	0.018
Gold ounces mined	9,141	2,635	5,077	7,419	24,272
Gold ounces produced in doré	-	1,972	4,603	4,623	11,198
Gold ounces sold	-	1,955	3,895	5,036	10,886
Cash cost of gold production ($/oz)	na	na	$893	$923	$908

Note: Cash cost of gold production is a non-GAAP measure and is calculated utilizing Gold Institute standards.  Production accounting commenced at Briggs at the beginning of the third quarter.

The cash cost of gold production was higher than anticipated for 2009, primarily due to start up conditions:

•	Small working areas;
•	Limited availability of trained operators and mining professionals;
•	Mining equipment availability; and
•	Leach pad dynamics.

Approximately $15.7 million in capital has been spent on the Briggs project through December 31, 2009. Capital spending for 2010 at Briggs is projected to be approximately $5.1 million. This amount includes approximately $2.0 million in capital lease payments for major mining equipment and $1.9 million in spending towards completion of a $3.2 million leach pad expansion. The pad expansion will add an additional seven million tons of leach pad capacity, which will be sufficient for all ores included in the current minable reserves.

Gold reserves at Briggs have been updated to account for the following changes:

•	2009 gold production;
•	Updated gold resource estimate (announced on August 11, 2009) that included additional results from 2008 and 2009 drill programs;
•	A reduction in slope angle in the east sector of the Briggs Main Pit;
•	An increase in the three year trailing gold price outlook from $750 per ounce to $845 per ounce; and
•	A six percent increase in estimated direct operating costs.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2009

Briggs Mine revised gold mineral reserves estimated using a 0.007 ounce per ton cut-off grade is shown in the following table:
	Tons	Gold	Contained
Mining Area	(x1,000)	(oz/ton)	Ounces
Briggs Main	4,950	0.016	79,336
BSU	1,409	0.023	32,686
Gold Tooth - North	2,250	0.026	58,508
Gold Tooth - South	2,370	0.026	62,137

Total Briggs reserves	10,978	0.021	232,667

The estimate shown above does not include 676,800 tons of in-pit inferred material containing approximately 10,000 ounces of gold. This material is currently considered as waste in the overall mine plan. No changes to pit design parameters other than those mentioned above were made. The remaining life of mine waste to ore stripping ratio increased from 2.2 to 2.8. This increase in stripping ratio was primarily due to the use of a shallower slope angle in the eastern sector of Briggs Main Pit and a shortfall in waste mining during 2009.

The following table rolls forward Briggs Mine contained ounces of gold mineral reserves for the year ended December 31, 2009:

	Beginning		Other	Ending
	2009	Production	Changes	2009
Proven	147,000			127,217
Probable	120,000			105,450

Total Briggs reserves	267,000	(24,272)	(10,061)	232,667

Briggs Mine revised mineral resources estimated using a 0.006 ounce per ton cut-off grade is shown in the following table:

	Tons	Gold	Contained
Category	(x1,000)	(oz/ton)	Ounces
Measured & Indicated	32,531	0.020	642,000
Inferred	15,313	0.017	264,172

Briggs Satellite Projects

The Cecil R satellite project is located four miles north of the Briggs Mine. The Company completed an initial NI 43-101 compliant mineral resource estimate and technical report in March 2010.  The following table displays the mineral resource estimate at various cut-off grades.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2009

	Tons	Gold	Contained
Category	(x1,000)	(oz/ton)	Ounces
Cut-off Grade 0.005 oz/ton gold :
Measured & Indicated	5,444	0.016	89,370
Inferred	8,724	0.014	125,820

Cut-off Grade 0.010 oz/ton gold :
Measured & Indicated	3,240	0.023	73,490
Inferred	5,144	0.019	99,390

Cut-off Grade 0.015 oz/ton gold :
Measured & Indicated	2,090	0.028	59,390
Inferred	2,982	0.024	72,840

Work at Cecil R leading up to the new NI 43-101 resource estimated included over 94 drill holes, surface geologic mapping, surface and underground sampling, and 3D geologic modeling. Gold mineralization at Cecil R is hosted by the same geologic unit which hosts the nearby Briggs Mine gold deposit. The gently west dipping blanket-like zone of gold mineralization dips beneath Quaternary gravel cover and is distributed over an area 1,500 feet by 1,200 feet and has a thickness of 10 to 60 feet.

Work on the Cecil R project will continue during 2010 with economic evaluation of the newly defined resource, baseline environmental studies, infill drilling to upgrade resource classification, metallurgical testing, and permitting.

DEVELOPMENT PROPERTIES

Reward Mine

The Reward Mine is located about 5.5 miles south-southeast of Beatty in Nye County, Nevada.  In March 2008, the Company completed a positive economic feasibility study for the Reward Mine (“Reward”). The feasibility study recommends development of a conventional open pit mining, ore crushing, and heap leach gold production operation. Operating synergies and cost benefits from the nearby Briggs Mine could positively affect the operation.

Gold reserves at Reward have been updated to account for the following changes:

•	An increase in the gold price outlook from $700 per ounce to $845 per ounce
•	A five percent increase in estimated direct operating costs

Reward revised gold mineral reserves estimated using an internal net value of greater than $0.01/ton is shown in the following table:

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2009

	Tons	Gold	Contained
Category	(x1,000)	(oz/ton)	Ounces
Proven	1,366	0.027	37,220
Probable	5,781	0.024	136,480

Total Reward reserves	7,147	0.024	173,700

The following table rolls forward the Reward Mine contained ounces of gold mineral reserves for the year ended December 31, 2009:

	Beginning	Price & Cost	Ending
Category	2009	Changes	2009
Proven	36,000	1,220	37,220
Probable	121,000	15,480	136,480

Total Reward reserves	157,000	16,700	173,700

The Reward operation is expected to produce approximately 139,000 ounces of gold over a four year mine life at estimated average cash cost of $435 per ounce of gold produced. The feasibility study included capital costs for crushing and process plants, facilities and infrastructure, mining fleet and deferred stripping of $24.3 million.  The Company is currently updating project capital and economic outlooks to account for higher gold prices, operating costs and increased gold reserves.

Reward has received all major permits required to initiate development activities. A project manager has been retained for the project and an office is being opened in Beatty, Nevada. Immediate development activities include the completion of design engineering, development of contractor bid packages, and initial infrastructure development.  Infrastructure development includes access road improvements, fencing, and placement of orders for long lead-time items, power line and water supply development.  Anticipated cost for this phase of work will be approximately $3.0 million to be expended over a period of up to six months beginning in March 2010.

Phase 2 activities include the construction of leach pad facilities, purchase of a semi-portable crushing plant, and installation of an office, lab and shop facilities. Pre-stripping of mine waste would also commence simultaneously with the other construction activities. Timing on this construction phase will be dependent upon a number of factors including the availability of free cash flow from our Briggs Mine operation, availability of equipment, staffing and other financing and logistical issues. We anticipate that Phase 2 construction could be completed within a nine month period after the completion of Phase 1.

Final reclamation and closure cost, which is included in overall production cost, is estimated at approximately $2.5 million. The cost for reclamation and closure bonds of approximately $5.9 million was estimated using the State of Nevada statutory cost estimating model and has been approved by State regulatory authorities. Bonds may be posted using a number of financial instruments including cash or surety. This amount would be in addition to the capital estimates stated above.

During 2009 work was completed on an Environmental Assessment for Reward and the US Bureau of Land Management signed the Record of Decision and Finding of No Significant Impact to approve development of Reward in August 2009. In January 2010, the Nevada Division of Environmental Protection issued a Reclamation Permit that became effective February 7, 2010. This permit, subject to the placement of reclamation bonds, will allow Atna to commence construction of the Reward Mine. Other major permits, including the Class II Air Quality Operating Permit, Water Pollution Control Permit, and a Permit to Change Point of Diversion, Manner of Use and Place of Use of The Public Waters, have also been issued by the State of Nevada.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2009

Pinson Mine Property

The Pinson Mine property is located in Humboldt County, Nevada, about 30 miles east of Winnemucca. In April 2009 Atna entered into a Mining Venture Agreement (“MVA”) for the Pinson gold project with Pinson Mining Company (“PMC”), a Nevada general partnership comprised of Homestake Mining Company of California and Barrick Holding Company of California, both subsidiaries of Barrick Gold Corporation (NYSE:ABX).  Under the MVA, Atna owns a 30 percent equity interest in the joint venture and PMC owns 70 percent. PMC will manage the project. Atna’s share of project expenditures for 2009 and January 2010 totaled $0.5 million.

In June 2007, the Company completed an updated Technical Report on the Pinson Property and revised the mineral resource calculations based upon all available data from its work through June 2006. PMC completed substantial exploration work on the Pinson Property subsequent to this resources estimate and that work has not been incorporated into a revised NI 43-101 compliant technical report as of the date of this report. The June 2007 mineral resource estimate is summarized in the following table utilizing a cut-off gold grade of 0.20 oz/ton:

	Tons	Gold	Contained
Category	(x1,000)	(oz/ton)	Ounces
Measured & Indicated	2,505	0.424	1,063,000
Inferred	3,374	0.340	1,146,600

In 2006, PMC and its affiliate Barrick Exploration completed a detailed gravity survey within the area of interest. This work was followed by exploration and delineation drilling in 2007 and 2008. A total of 163 drill holes were completed consisting of 50,721 feet of reverse circulation (“RC”) drilling and 61,857 feet of core drilling. Surface drilling consisted of 103 drill holes, underground drilling total 60 drill holes. Combined drill footage was 112,578 feet. This drilling targeted the Summer Camp, HPRI04, Range Front, Ogee and CX underground resources areas and the Mag open pit resource area. In general, the drilling program did not extend any of the known resources significantly. Drilling was suspended in December of 2008. In 2008, underground exploration drifting was re-started with 2,010 feet, of drift excavation completed. The underground excavation contract was terminated in January of 2009. Over 4,000 feet of underground drift and workings have been completed at the site.

PMC has completed an in-house review of the project for both underground and open pit mining potential. They are currently reviewing their strategic options in regards to the project, which may include sale of their interest. Should they decide to sell their interest Atna retains a right of first refusal to match any offer within 60 days of that offer being presented to Atna. The 2010 budget for the Pinson project includes ongoing underground pumping and maintenance operations. Atna’s share of the 2010 budget is $0.3 million.

In January 2010, Atna acquired a 1.5 percent net smelter return royalty (“NSR”) pertaining to approximately four sections of land within the area of interest of the Pinson Mine Project. This interest was acquired from Barrick Turquoise Ridge Inc., a subsidiary of Barrick Gold. One of these sections contains gold resources previously announced by Atna. Barrick acquired the royalty in its merger of Placer Dome in 2006 and this royalty interest was covered under the area of mutual interest clause within the MVA.

Columbia Project

The Company wholly-owns or leases the Columbia Gold Project (“Columbia”), located seven miles east of Lincoln and 45 miles northwest of Helena, in Lewis and Clark County, Montana.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2009

Between 1989 and 1993, exploration, bulk sampling, development studies, metallurgical testing, and environmental baseline studies were conducted on the Columbia property.  By 1993, total drilling on the property was 378 holes totaling 159,410 feet of drilling.  In addition, some 8,000 feet of surface trenching was completed.

The Company engaged an independent engineering firm with Qualified Persons, to complete the first NI 43-101 compliant Technical Report and Mineral Resource Estimate on the property in 2009 and announced the results of that study in October 2009 (dated October 16, 2009 and filed on SEDAR on October 21, 2009). The table below displays the results of this study at various cut-off grades.

	Tons	Gold	Contained	Silver	Contained
Category	(x1,000)	(oz/ton)	Gold Ozs	(oz/ton)	Silver Ozs
Cut-off Grade 0.010 oz/ton gold :
Measured & Indicated	32,839	0.030	971,280	0.100	3,287,460
Inferred	22,971	0.027	627,890	0.083	1,898,630

Cut-off Grade 0.020 oz/ton gold :
Measured & Indicated	16,665	0.045	741,680	0.128	2,135,480
Inferred	10,705	0.042	453,570	0.097	1,035,790

Cut-off Grade 0.050 oz/ton gold :
Measured & Indicated	3,932	0.090	355,730	0.202	795,420
Inferred	2,236	0.086	191,440	0.117	261,740

Montana state law currently prohibits the development of the Columbia project as an open-pit mine using cyanide based recovery technology. As a result, the Company is conducting conventional gravity and froth flotation recovery analysis on bulk samples from the mineralized zones. Initial results are promising, but additional test work and economic analysis is required to economically optimize this process route.  The Columbia project will be required to complete an environmental impact statement and the permitting process before any development activities can take place on the property.

During 2010, the Company is planning to conduct additional metallurgical test work, environmental base-line studies, and a preliminary economic assessment of development alternatives for the property.

EXPLORATION PROPERTIES

Clover

The Clover property is situated 68 km northeast of Winnemucca in Elko County, north-central Nevada. In an agreement dated March 11, 2003, the Company obtained an option to acquire a 100 percent interest in 22 claims on the Clover property, subject to a three percent NSR royalty.  Terms of the agreement include cumulative total payments to the vendor of $0.3 million over 7.5 years. Atna completed the payments to the underlying owner of the property in March 2010 and now owns 100 percent of the property subject to the three percent NSR royalty.

The Company optioned the property to Yamana Gold in November 2006. Yamana Gold has been exploring the project since that time and has now completed all cash payments to Atna required under the terms of the earn-in agreement ($0.4 million), but must complete the remaining portion of the work requirements of its earn-in. To date, Yamana has spent approximately $1.3 million of the required $3.3 million in exploration expenditures. Over the course of the next 18 to 24 months, dependent upon when permits are received, Yamana must spend an additional $2.0 million in exploration expenditures to complete the expenditure requirement and to earn a 51 percent venture interest in the project. Upon completion of these initial vesting requirements, Yamana may elect to earn an additional 19 percent interest in the project (70 percent total) by taking the project through prefeasibility within 30 months of making the election to increase its interest. Should Yamana earn an interest in the project, Atna will retain either a 49 percent or 30 percent interest.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2009

The Clover prospect is a low sulfidation epithermal, vein-hosted gold prospect situated along the northern margin of the Midas trough, near the Ken Snyder Mine, on the southwest flank of the Snowstorm Mountains.  The property is underlain by mid-Miocene aged, bi-modal volcanic rocks on the western margin of the Northern Nevada Rift.  These rocks are the stratigraphic equivalents to the units that host bonanza veins in the Midas district.  Altered rhyolitic volcaniclastic rocks exposed throughout the property contain anomalous gold (0.020-0.070 ppm). Gold mineralization occurs within a north-northwest trending, structurally complex corridor named the Jake Creek trend.

During 2007, Yamana Gold carried out geological mapping and geochemical surveying on the property   Yamana received drilling permits in October and commenced a 12,000 foot RC drilling program in November.  Yamana completed seven drill holes totaling 5,320 feet before suspending the program due to winter weather conditions. The holes ranged in depth from 600 feet to 915 feet and were inclined at various angles to cut the structural zones thought to host the gold and silver mineralization.

Yamana completed a second round of drilling in 2008 that included 10 RC drill holes (8,000 to 9,000 feet) to follow-up encouraging gold and silver results intersected in 2007 drilling. In 2008, Yamana cut several zones of gold mineralization in the Clover Hill target area including:

•	35 feet grading 0.321 oz/ton gold and 0.54 oz/ton silver (hole CV006)
•	25 feet grading 0.03 oz/ton gold and 7.97 oz/ton silver (hole CV007)

Yamana Gold is completing permitting activities required by the US Bureau of Land Management (“BLM”) to allow a third round of drilling. Yamana anticipate’s that the BLM will grant the permits before the end of the second quarter of 2010 and drilling is to commence shortly thereafter. Planned work in 2010 includes drilling to extend and in-fill gold mineralization in the Clover Hill area and an initial round of drilling on the Saddle Target in the northern portion of the property where seven new drill sites are planned.

Tuscarora and Adelaide Properties

On February 15, 2008, the Company entered into an Option Agreement with Golden Predator Royalty & Development Corporation ("GPRD"), where Golden Predator would assume the obligation of Atna regarding the option with Newmont on the Adelaide and Tuscarora gold exploration properties in Nevada.  Golden Predator is obligated under its Option Agreement to complete $3.0 million in expenditures by end 2011 to earn a 100 percent equity position in the project subject to various earn-back rights held by Newmont. At the end of 2009, a total of approximately $2.0 million had been spent toward the total spending requirements. Atna is entitled to receive annual option payments equivalent in value to 35 percent of the cost of work performed in the year. Atna received 0.3 million shares of Golden Predator as its 2009 option payment for the properties. In addition, Atna shall retain an NSR of up to 1.5 percent but not less than 0.5 percent.

On January 6, 2009 GPRD announced assay results on three core drill holes and two RC drill holes at the Adelaide Project, located in Southeastern Humboldt County, Nevada. The diamond drill results were the first of a 13-hole diamond drilling program currently in progress, which offset high grade intercepts in previous RC drilling. Core hole GPAD03, targeting the North Margarite Vein, intersected 4.3 m of 15.42 gram per ton (“g/t”) (14 ft of 0.45 oz/t) gold, including 1.5 m of 31.7 g/t (5 ft of 0.93 oz/t) gold and 35 g/t silver, from 85 m (280 ft) drill depth.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2009

In August 2009, GPRD completed an NI 43-101compliant technical report on the Adelaide project. The technical report summarized all past exploration, including successful exploration results from the company’s 2008-2009 drilling program, where several +1.0 ounce/ton gold intercepts were intersected. Potential for high grade, bonanza vein-style system was demonstrated in the drilling. A work plan was recommended consisting of detailed mapping, compilation work, RC and diamond drilling, and three dimensional modeling.

In December 2009, GPRD reported that it had completed a 13 hole RC drill program totaling 2,240 meters of drilling.  Significant mineralization was encountered in this recent drilling highlighted by 21.7 gram per tonne (“g/t”) gold across a true vein width of 7.1 meters, including 31.6 gpt gold across a true vein width of 4.3 meters.  This drilling was focused primarily on the Margarite vein structure,

GPRD has initiated permitting for an exploration drift on the Adelaide property to advance delineation drilling and metallurgical testing on the Margaite vein. The current plan is to develop underground workings to approximately 250 feet below surface of the Margarite pit floor to establish underground drilling platforms. These drill platforms will allow GPRD to further delineate the know mineralization and to continue testing the same structure down-dip, and also test parallel vein targets.

Sand Creek Uranium Joint Ventures, Wyoming

The Sand Creek uranium joint venture area of interest is located to the south and east of Douglas, Wyoming. In late 2005, the Company made the decision to review its historical files and reactivate its uranium exploration program and acquired mineral rights on approximately 3,000 acres by claim staking in three separate locations within the program area, located along the southern end of the Powder River Basin in Wyoming.

The Company entered into the Converse Uranium Joint Venture (“Converse JV”) with New Horizon Uranium Corporation (“New Horizon”) in January 2006. In August 2006, the Converse JV joined with High Plains Uranium (now part of  Uranium One Exploration USA Inc, “Uranium One”) to form the Sand Creek Joint Venture (“Sand Creek JV”). The purpose of these joint ventures was to combine property positions over a portion of the Sand Creek  JV area.  The area of interest for the Sand Creek JV covers an area of approximately 92,000 acres, located east and south of Douglas, Wyoming.

Effective February 2, 2009, the Company terminated the Converse JV when New Horizon failed to meet its requirements to earn a participating interest in the project.  In June 2009, the Company entered into a Supplemental Agreement to the Sand Creek Uranium Project Exploration, Development and Mine Operating Agreement. Under this Supplemental Agreement, Uranium One assumed the role of project manager and may spend up to $1.6 million before December 31, 2012 to increase its interest in the project from 30 percent to 51 percent. The Company is carried at no expense while Uranium One spends the funds to increase its interest. During 2009, approximately $0.36 million was spent by Uranium One on drilling activities. Uranium One’s equity interest in the project increased to 32.6 percent and while Atna’s interest reduced to 67.4percent.

If Uranium One does not earn up to a 51 percent position, then the Company will assume the role of operator in the project. At termination or completion of the Supplemental Agreement, the existing Exploration, Development and Mine Operating Agreement will remain effective and the partners’ operating interests will be set in proportion to the amount of their respective expenditures.

In late 2006, a drill program began in the western portion of the Sand Creek JV area and 14 holes were completed totaling 10,395 feet, which clearly demonstrated the presence of “roll front” style uranium mineralization. A follow up drill program consisting of approximately 16 drill holes totaling 11,700 feet was completed in mid-2007. Three of the 16 holes intercepted significant grades. The drilling program consisted primarily of wide-spaced, reconnaissance style drilling with drill hole spacing of 500 to 1,000 feet.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2009

During 2009, Uranium One, completed 24 drill holes to an average depth of 755 feet totaling 18,074 feet of drilling. Ten of the twenty-four holes drilled encountered encouraging uranium intercepts of greater than 0.25 percent U3O8 x feet thickness with a highlight of 6 feet at 0.11 percent U3O8.  The drilling program was designed to test the step-out and in-fill potential of the project’s roll front-style uranium mineralization.

Summary of Mineral Reserves and Resources

Gold Mineral Reserves - Proven and Probable at December 31, 2009 (3)

Category	Tons (x1,000)	Au (oz/ton)	Contained Ounces
Briggs (1) - 100% Atna
Proven	5,740	0.022	127,220
Probable	5,238	0.020	105,450

Briggs reserves	10,978	0.021	232,670

Reward (2) - 100% Atna
Proven	1,366	0.027	37,220
Probable	5,781	0.024	136,480

Reward reserves	7,147	0.024	173,700

Total reserves	18,125	0.022	406,370

1.	Briggs 0.007 opt incremental leach cut-off grade & $845 per ounce gold
2.	Reward >$0.01 net incremental value & $845 per ounce gold
3.	Briggs reserves are current to December 31, 2009 and have been reconciled for mine production

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2009

Gold Mineral Resources - Measured, Indicated and Inferred (7)

Category	Tons (x1,000)	Au (oz/ton)	Contained Ounces
Measured & indicated
Briggs - 100% (1)	32,531	0.020	642,000
Reward - 100% (2)	11,003	0.024	259,000
Pinson - 30% (3,4)	752	0.426	320,000
Columbia - 100% (5)	16,665	0.045	742,000
Cecil-R - 100% (6)	3,240	0.023	73,490

Total measured & indicated	64,191	0.032	2,036,490

Inferred
Briggs - 100% (1)	15,313	0.017	264,172
Reward - 100% (2)	2,819	0.018	51,000
Pinson - 30% (3,4)	1,012	0.340	344,000
Columbia - 100% (5)	10,705	0.042	454,000
Cecil-R - 100% (6)	5,144	0.019	99,390

Total inferred	34,993	0.035	1,212,562

Silver Mineral Resources - Measured, Indicated and Inferred (7)

Category	Tons (x1,000)	Ag (oz/ton)	Contained Ounces
Measured & indicated
Columbia - 100% (5)	16,665	0.128	2,135,480

Inferred
Columbia - 100% (5)	10,705	0.097	1,035,790

1.	NI 43-101 Technical Report Briggs Gold Project, March 2009, updated on February 2010
2.	NI 43-101 Technical Report Reward Gold Project, March 2008, updated February 2010
3.	Pinson Project Basis: Atna 30 percent, Barrick 70 percent; 0.20 oz/ton cut-off grade
4.	NI 43-101 Technical Report Pinson Gold Property, June 2007
5.	NI 43-101 Technical Report Columbia Gold Property, September 2009
6.	NI 43-101 Cecil R press release, March 2, 2010
7.	Resource estimates include proven and probable reserves

Mr. Alan Noble, Ore Reserves Engineering of Lakewood, Colorado, Registered Professional Engineer, State of Colorado, is acting as the independent qualified person in the preparation of “Technical Report on the Briggs Mine Project, March 2009.” This report was updated in August 2009, by Mr. Mike Read, Chlumsky, Armbrust & Meyer, LLC of Lakewood, Colorado, who was responsible for preparing the ore reserve estimate and mine plan and is the independent qualified person for those sections of the technical report. Mineral Reserves and resources were updated by Mr. Read to December 31, 2009 to account for 2009 mining at Briggs, price, cost and design parameter changes.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2009

Mr. Fred Barnard, Ph.D., California Professional Geologist #7432, Mr. Greg Chlumsky, MMSA #0117QP, and Mr. Robert L. Sandefur, Colorado P.E. #11370, acted as qualified persons in the development of the Reward Project feasibility report “NI 43-101 Technical Report Reward Gold Project, March 2008.” Mr. Mike Read, Chlumsky, Armbrust & Meyer, LLC of Lakewood, Colorado, was responsible for preparing the ore reserve estimate and mine plan and is the independent qualified person for those sections of the technical report and its update to December 31, 2009.

The updated mineral resource calculation and Technical Report for the Pinson project with an effective date of June 1, 2007, was prepared under the supervision of Mr. William Stanley, VP Exploration of Atna, a Licensed Geologist and Qualified Person. The projections from drill hole data points are consistent with projections made in the original resource estimate for the property, which were prepared by Mr. Rob Sim, an independent consulting resource geologist, first published in February 2005, supported by Technical Reports filed on SEDAR March 2005 and subsequently revised and re-filed in December 2005.

The Columbia Gold Project resource estimate was prepared by Gustavson Associates, LLC of Lakewood, Colorado, under the direction of Mr. Donald E. Hulse, P.E., an independent Qualified Person.

Robert Sandefur, P.E., of Chlumsky, Armbrust & Meyer, LLC of Lakewood, Colorado, was responsible for preparing the Cecil R mineral resource estimate. Mr. Sandefur is an independent Qualified Person and co-author of the Technical Report which will be filed for the Cecil R Project on SEDAR.

The mineral resources reported above other than those declared as proven and probable mineral reserves have no demonstrated economic viability at this time. The quantity and grade of reported inferred resources in these estimations are based on limited information and should be considered conceptual in nature. It is uncertain if further exploration will result in discovery of an indicated or measured mineral resource within those areas classed as inferred.

Legal Issues

Kendall Mine Lawsuits

In October 2001, a plaintiff group filed suit in the State of Montana District Court against Canyon and its wholly-owned subsidiary, CR Kendall Corporation.

In February 2007, Canyon entered into a settlement and release agreement with eight of the twelve plaintiffs in this suit. Canyon’s share of the settlement was $0.1 million and the Company maintained a balance of $0.2 million recorded as a legal settlement accrual on the consolidated balance sheet as of December 31, 2008. In January 2009, the final outstanding lawsuit was dismissed with prejudice and the $0.2 million held by the Court was released to the Company.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2009

Selected Annual Information

The following are selected annual information for the last five years ended December 31:

Year ended	2009	2008	2007	2006	2005
Total revenues	$8,689,200	$155,100	Nil	Nil	Nil
Net income (loss)	$(5,960,100)	$15,805,000	$(3,116,400)	$(2,261,400)	$(10,498,800)
Basic and diluted income (loss) per share	$(0.07)	$0.20	$(0.05)	$(0.04)	$(0.23)
Working capital	$11,652,200	$14,884,300	$10,765,000	$11,940,500	$12,863,100
Total assets	$79,857,300	$67,411,600	$13,558,400	$13,627,200	$14,659,900
Total liabilites	$25,819,900	$8,137,000	$1,095,100	$670,400	$1,480,500
Total shareholders' equity	$54,037,400	$59,274,600	$12,463,300	$12,956,800	$13,179,400
Number of shares issued and outstanding	83,291,133	83,291,133	64,722,588	64,176,838	55,429,067

Summary of Quarterly Results

The following are the quarterly results for the eight most recent quarters:

Quarterly results ended	Dec-09	Sep-09	Jun-09	Mar-09
Total revenues	$4,957,800	$3,731,400	Nil	Nil
(Loss) income for the quarter	$(1,824,000)	$(1,374,400)	$(1,728,900)	$(1,032,800)
Basic and diluted loss per share	$(0.02)	$(0.02)	$(0.02)	$(0.01)

Quarterly results ended	Dec-08	Sep-08	Jun-08	Mar-08
Total revenues	Nil	Nil	$155,100	Nil
Income (loss) for the quarter	$(424,100)	$18,666,200	$(1,424,800)	$(1,012,300)
Basic and diluted income (loss) per share	$-	$0.22	$(0.02)	$(0.02)

The above quarterly results have been restated for changes in accounting policies as described later in this management discussion and analysis in the section “Changes in Accounting Policies”.

Quarterly results can vary significantly depending on whether the Company realizes any: gains or losses on the sale of investments, write-offs or write-downs on properties, gains or losses on foreign exchange, or stock-based compensation costs resulting from the granting of stock options. The Company is not impacted by seasonality in its cost structure.

Results of Operations – Year Ended December 31, 2009 versus Year Ended December 31, 2008

For the year ended December 31, 2009, Atna recorded net loss of $6.0 million, or basic loss per share of $0.07, on revenues of $8.7 million. This compares to net income of $15.8 million, or a basic income per share of $0.20, on revenues of $0.2 million for the year ended December 31, 2008. Details of the $21.8 million total negative variances in the results between the years were as follows:

•	A negative variance of $19.6 million in gain on asset disposals due to last year’s sale of royalties.
•	A negative variance of $0.4 million related to a negative gross profit on gold sales during 2009.
•
A positive variance of $0.7 million in general and administrative expenses was due primarily to decreased expenses related to merger related costs incurred during the first half of 2008 and post merger employee cost reductions.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2009

•	A negative variance of $0.9 million related to increased exploration expense due to spending at the Cecil R property, Briggs, Columbia and Pinson.
•	A positive variance of $1.2 million due to a lower revision to final site restoration costs in 2009.
•	A positive variance of $0.5 million due to no property write downs during 2009.
•	A negative variance of $0.8 million in interest income and expense due to lower cash balances and higher debt balances.
•	A positive variance of $0.4 million due to no write downs of marketable securities during 2009.
•	A negative variance of $3.0 million due to no income tax benefits recorded in 2009.

At December 31, 2009, cash and cash equivalents totaled $13.1 million, which represented a net decrease of $3.6 million during the year. Net cash used in operating activities was $9.6 million and resulted from primarily the net loss from operations and cash used to build gold inventory-in-process. Net cash used in investing activities of $7.8 million was due primarily to purchases of property, plant and equipment at the Briggs Mine partially offset by proceeds from sales of investments and other assets. Net cash provided by financing activities of $13.8 million included $13.6 million of net proceeds from the issuance of the Gold Bonds and $1.4 million of proceeds from the issuance of debentures partially offset by $1.1 million of payments on capital leases.

Although the Company has significant potential future tax assets in the form of operating loss carryforwards, its ability to generate future taxable income to realize the benefit of these assets will depend primarily on bringing new mines into production. As commodity prices, capital, legal, and environmental uncertainties associated with that growth requirement are considerable, the Company has applied some of its future tax assets related to the expected taxable income at the Briggs Mine and the Reward Project to the future tax liabilities that were generated as a result of the merger. The Company continues to apply a significant valuation allowance to its other future tax assets not related to the merger. Changes in the valuation allowance are primarily due to changes in operating loss carryforwards and other temporary differences. The net loss carryforwards will expire from 2010 through 2029. In addition, as a result of the merger between the Company and Canyon, in March 2008, the Company’s utilization of Canyon’s operating loss carryforwards will be substantially restricted under section 382 of the US Internal Revenue Code due to the change in ownership.

Results of Operations – Three Months Ended December 31, 2009 versus Three Months Ended December 31, 2008

For the three months ended December 31, 2009, Atna recorded a net loss of $1.8 million, or basic loss per share of $0.02, on revenues of $5.0 million. This compares to net loss of $0.4 million, or a basic income per share of nil, on revenues of nil for the three months ended December 31, 2008. Details of the $1.4 million total negative variances in the results between the quarters were as follows:

•	A negative variance of $0.6 million related to a negative gross profit on fourth quarter gold sales.
•	A negative variance of $0.1 million in general and administrative expenses due to the added corporate infrastructure to support production and development operations.
•	A positive variance of $1.2 million due to a lower revision to final site restoration costs in 2009.
•	A positive variance of $0.5 million due to no property write downs during 2009.
•	A negative variance of $0.4 million in interest income and expense due to lower cash balances and higher debt balances.
•
A positive variance of $0.6 million in unrealized gains on derivatives due a lower negative mark to market related to the Gold Bonds as a result of a lower gold price at year end compared to the Gold Bonds closing date.

•	A positive variance of $0.4 million due to no write downs of marketable securities during 2009.
•	A negative variance of $3.0 million due to no income tax benefits recorded in 2009.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2009

For the fourth quarter ended December 31, 2009, cash and cash equivalents increased by $11.3 million. The net increase was due primarily to the $13.6 million of net cash proceeds from the issuance of Gold Bonds in December 2009 less net cash used in operating activities of $1.1 million, $0.7 million of net cash used in investing activities and $0.4 million of payments on capital leases.

The Company’s Briggs Mine began producing gold in May 2009. The Briggs mine continued to be in the development stage during the second quarter of 2009 and as a result $1.8 million of gold revenues were credited against capitalized development costs.

Gold production during the fourth quarter amounted to 4,623 ounces, which was approximately equal to the previous quarter. Gold ounces sold in the fourth quarter increased by 29 percent from the previous quarter to 5,036 ounces. Fourth quarter revenues increased by 33 percent to $5.0 million due to increased gold sales and increased gold prices. Gold price realizations averaged $980 in the fourth quarter compared to $953 in the previous quarter. Revenues are expected to be trend higher in the first quarter of 2010 compared to the fourth quarter of 2009. Production is expected to be slightly higher in the first quarter of 2010 compared to the fourth quarter of 2009 as the number of ore tons under leach increases and production stabilizes as a result of increased ore mined from higher equipment utilization as additional mining areas become more available. Gold price realizations are also trending higher in the first quarter of 2010 compared to the fourth quarter of 2009 due to selling most of the gold on the spot market rather than into lower priced forward contracts entered into during 2009.

Although, Briggs is expected to generate operating cash flows during the first quarter of 2010, on a consolidated basis we expect to continue to generate net losses for the first quarter of 2010. In addition, the mine added an additional crushing and mining shift in the fourth quarter to further increase production.

Contractual Obligations

The Company’s material contractual obligations as of December 31, 2009:

		Payments due by Period
	Total	Less than 1-year	1-3 years	4-5 years	More than 5-years
Long term debt obligations	$16,658,400	$4,946,200	$11,712,200	$-	$-
Capital lease obligations	2,979,200	1,623,600	1,355,600	-	-
Operating lease obligations	113,000	73,000	40,000	-	-
Asset retirement obligations	6,945,500	938,900	2,472,600	3,041,900	492,100

Total	$26,696,100	$7,581,700	$15,580,400	$3,041,900	$492,100

Off-Balance Sheet Arrangements

As of December 31, 2009, the Company had no outstanding off-balance sheet arrangements.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2009

Liquidity & Capital Resources

Atna expects that basic cash requirements over the next 12 months can be funded through a combination of existing cash, cash flow from the Briggs operation, short-term investments, debt, asset sales and, if necessary, equity issuances. Atna’s 2008 sale of its royalty portfolio provided approximately $19.8 million of net proceeds, which was sufficient to re-start and operate the Briggs Mine without additional financing until October 2009 when Atna closed a C$1.5 million convertible debenture. In December 2009, the Company closed a $14.5 million Gold Bond offering. Based on the Company’s current low stock price, the Company does not expect the exercise of options and warrants to be a significant source of funds during 2010.

Gold production from the Briggs Mine was 11,200 ounces for 2009. Gold production is expected to range from 36,000 to 40,000 during 2010. Briggs Mine 2010 gold production cash cost is estimated to be $600 to $625 per ounce and the current life of mine cash cost is expected to range from $500 to $525 per ounce. Projected cash costs have increased from prior expectations due to an increase in fuel cost, the primary consumable at Briggs, and an increase in life-of-mine strip ratio. The Briggs Mine is expected to produce gold through the year 2015 based upon the current mine plan, which was determined using a gold price of $845 per ounce. The Briggs Mine is expected to generate positive cash flows during the 2010 based on current gold prices.

The Company entered into gold hedging contracts with the intent to protect the cash flow from the possibility of lower gold prices during 2010 and beyond. The current hedge position for 2010 consists primarily of a 6,000 ounce gold collar with a floor price of $800 and a maximum price of $1,100 and 3,257 gold ounces committed under the Gold Bonds repayment terms at a maximum price of $1,113. The hedge position represents between 23 percent and 26 percent of expected production during 2010 and approximately eight percent in 2011.

In early 2009, the Company was granted a $10 million line of credit with an equipment manufacturer to lease equipment with that manufacturer. As of March 19, 2010, the Company’s outstanding lease obligations were approximately $4.0 million for mining equipment.

Atna continually evaluates business opportunities such as joint ventures, mergers and/or acquisitions with the objective of increasing share value by creating additional cash flow both to sustain us and to provide future sources of funds for growth. While the Company expects that the future cash flows from the Briggs Mine will help to finance its continuing activities, there are no assurances of success in this regard. To implement the Company’s future goals of developing its other mining properties, additional sources of funds will be required. Expected sources of funds include cash flow from the Briggs Mine, debt markets, equity markets, joint ventures and asset sales. If the Briggs Mine fails to generate enough cash to implement management’s development plans and the debt and equity markets lack liquidity, the Company’s ability to expand and sustain future cash flows could be delayed or adversely impacted.

Financing Transactions

Asset Sales: In September 2008, the Company sold its portfolio of royalty interests for $20 million. The sale of the royalties resulted in a gain of approximately $19.8 million.

Equity Issuance: During the fiscal year ended December 31, 2008, there were 850,000 common shares issued related to the exercise of stock options that resulted in cash proceeds to the Company of $0.6 million.

On March 18, 2008, the Company completed the Canyon Merger. Atna acquired all of Canyon’s issued and outstanding common shares, warrants, and debentures. As a result of the Canyon Merger, Atna’s issued and outstanding common shares increased by approximately 17.1 million and share capital increased by $29.8 million. Canyon is now a wholly-owned US subsidiary of Atna.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2009

No common shares were issued or sold by the Company during the current year. A roll forward of the Company’s beginning and ending common shares outstanding as of December 31, 2009 is as follows:

Number of Shares
Beginning balance, January 1, 2009	83,291,133
Activity during the period	-

Ending balance, December 31, 2009	83,291,133

Notes Payable: As of December 31, 2009, there was $1.3 million of 12 percent debentures outstanding in current liabilities. The debentures are convertible until September 18, 2010, to common shares at any time at a conversion rate of C$0.76 per common share for a total of 2.0 million underlying common shares. The debentures are callable by the Company after six months without penalty.

As of December 31, 2009, there was $0.8 million of six percent debentures outstanding in non-current liabilities. The debentures are convertible until March 2011 to common shares at any time at a conversion rate of $4.31 per common share for a total of 0.2 million underlying common shares.

Gold Bonds Payable: On December 9, 2009, the Company closed a private placement of $14.5 million of gold bonds. The gold bonds, which will mature on December 31, 2013, and have an interest rate of 10 percent per annum on the declining balance. The gold bonds will be redeemed in sixteen quarterly installments equivalent to the market value of approximately 814 ounces of gold per quarter based on a closing gold price approximately ten trading days prior to the end of each quarter paid in cash. The gold bond agreement limits the Company’s hedge position to 50 percent of the future estimated consolidated gold production.

The Company recorded an initial discount on the gold bonds of $1.8 million. The discount was comprised of $1.2 million of transaction costs associated with the gold bonds and the $0.7 million initial fair value of the embedded derivative. The discount is amortized using the effective interest method and was $0.1 million during 2009.

The embedded derivative is the result of the gold bonds being amortized by the Company delivering 13,028 ounces of gold over 16 equal quarterly payments. The fair value of the embedded derivative fluctuates with changes in the price of gold and changes in the forward price of gold. The initial fair value of the embedded derivative was discounted at the Company’s assumed borrowing rate of 12 Percent. The change in fair value of the embedded derivative from the date of closing to December 31, 2009 resulted in a gain of $0.6 million, which was recorded in the consolidated statements of operations in unrealized (loss) gain on derivatives.

Total interest expense recorded related to the gold bonds was $0.1 million for the year ended December 31, 2009, none of which was capitalized. Future debt payments will be $3.6 million, $3.6 million, $3.6 million and $3.6 million for the years ended December 31, 2010, 2011, 2012, and 2013.

Capital Expenditures

Capital expenditures for the year ended December 31, 2009 and 2008 totaled $8.6 million and $8.2 million, respectively. The spending in 2009 was due primarily to the capitalization of development costs and mining equipment leases at the Briggs Mine. The capital requirements for 2010 to sustain Briggs Mine operations are expected to be approximately $5.1 million inclusive of capitalized lease payments. Development spending during 2010 on the Reward Project in Nevada is expected to be approximately $3.0 million related primarily to preconstruction activities including infrastructure improvements and fence construction. An additional $0.9 million will be placed into escrow to support environmental bonding requirements. Additional capital spending will be required to begin the construction and pre-stripping waste at Reward and this spending will be subject to availability of free cash flow from the Briggs Mine and financing from other sources.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2009

Outstanding Warrants

The following table summarizes warrants outstanding as of December 31, 2009:

Expiration Date	Underlying Shares	Exercise Price (USD)

May 25, 2011	2,435,294	2.20

Surety Bonds

The Briggs Mine operates under permits granted by various agencies including the BLM, Inyo County, California, the California Department of Conservation, and the Lahontan Regional Water Quality Control Board (“Lahontan”). The Company has posted cash and reclamation bonds with these agencies in the amount of $4.4 million of which $4.2 million are reclamation bonds supported by a surety. All surety bonds are subject to annual review and adjustment.

Related Party Transactions

During the year ended December 31, 2009, the Company had no related party transactions.

Financial Instruments

Financial instruments are either recorded at amortized cost or fair value. Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost. Held-for-trading financial assets and liabilities and available-for-sale financial assets are measured on the balance sheet at fair value. Derivative financial instruments are classified as held-for-trading and are recorded on the balance sheet at fair value unless exempted as a normal purchase and sale arrangement. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated and meet the requirements for accounting treatment as a hedge. The Company does not designate its derivative contracts as hedges and therefore does not employ hedge accounting treatment. The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies as of the balance sheet date; however, considerable judgment is required to develop these estimates. Realized gains and losses on financial instruments are recorded as a component of operating cash flow.

During 2009, CICA Handbook Section 3862, Financial Instruments – Disclosures (“Section 3862”), was amended to require disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:
•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 – Inputs that are not based on observable market data.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2009

The following table provides a comparison of fair values and carrying values as of December 31:

			2009		2008
	Category	Level	Estimated Fair Value	Carrying Value	Estimated Fair Value	Carrying Value

Financial assets:
Cash and cash equivalents	Available-for-sale	n/a	13,060,300	13,060,300	16,707,300	16,707,300
Restricted cash	Loans and receivable	1	4,076,100	4,076,100	4,021,500	4,021,500
Investments	Available-for-sale	1	267,700	267,700	287,200	287,200
Total financial assets			17,404,100	17,404,100	21,016,000	21,016,000

Financial liabilities:
Accounts payable and accrued liabilities	Financial liabilities at amortized cost	n/a	2,376,200	2,376,200	2,347,200	2,347,200
Derivative liabilities	Held-for-trading	2	547,600	547,600	-	-
Notes payable	Financial liabilities at amortized cost	2	2,158,400	2,158,400	825,000	825,000
Gold bonds, net of discount	Financial liabilities at amortized cost	2	12,729,400	12,729,400	-	-
Capital leases	Financial liabilities at amortized cost	n/a	2,979,200	2,979,200	46,400	46,400
Total financial liabilities			20,790,800	20,790,800	3,218,600	3,218,600

Derivatives

As of March 19, 2010 the Company had the following derivatives outstanding:

	US$	Expiry Date				US$
Hedging Contract	Strike Price	2010	2011	Thereafter	Total	Fair Value
Gold Bond Forwards - Ozs	$1,113	3,257	3,257	6,514	13,028	$(251,000)

Owned Put Options - Ozs	$800	5,000	-	-	5,000	$4,000

Sold Call Options - Ozs	$1,100	5,000	-	-	5,000	$(349,000)

						$(596,000)

During 2009, the Company established several gold hedging positions. The open positions consist of a gold collar that will expire in 2010 and gold participating bonds (“Gold Bonds”) that are payable by delivering a total of 13,028 ounces of gold over a four year period expiring December 31, 2013. The purpose of these hedge positions is to limit exposure to gold price fluctuations during 2010 and beyond. The collars consist of an equal number of put and call option contracts with similar expiry dates. The put and call option contracts are European style options that are settled net at the expiry date. The outstanding options have expiry dates from January to December 2010 at the rate of 500 ounces per month. The outstanding call option related to the Gold Bonds expires quarterly from March 31, 2010 to December 31, 2013 at a rate of 814 ounces per quarter. All derivative contracts have counterparty risk and all of the gold options have been placed with a single counterparty. The Company believes that these outstanding contracts will be settled in the normal course of business. The Company’s policy is to not hedge more than 50 percent of the projected production and retain a 25 percent production reserve tail. At December 31, 2009, the hedge position covers approximately 25 percent of projected 2010 production at the Briggs Mine.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2009

Under the terms of the option contracts, Atna will pay the counterparty on the contract expiry date if the gold price is above the sold call option strike price of $1,100 per ounce and the counterparty will pay the Company on the contract expiry date if the gold price is below the owned put option strike price of $800 per ounce. If the gold price on the contract expiry date falls between the put strike price of $800 and the call strike price of $1,100 per ounce there are no settlement payments required by either party.

Under the terms of the embedded derivative contracts in the Gold Bonds agreement, Atna will deliver the value of 814 ounces of gold each quarter on the contractual delivery date, which will be used to purchase shares of a gold exchange traded fund (“ETF”) for each bond holders account and 6.25 percent of the original face value of the Gold Bonds will be redeemed.

The fair market value in the table above was estimated based on the gold price per ounce from the London PM Fix on March 19, 2010 of $1,106. The change in the net fair value of the hedge position will be positive to the Company when gold prices fall and will be negative when gold prices rise relative to the gold price on the date of the previous fair value calculation.

Risk management

The Company is exposed to a number of market risks that are part of its normal course of business. The Company has a risk management program that includes senior management and when appropriate the board of directors. Management sets policies approved by the board to identify and manage market risks affecting the Company. As a result, the Company incorporates the use of various financial instruments to manage these risks.

Gold price risk: The Company’s primary products are gold and to a lesser extent silver. The value of the Company’s assets, its earnings and its operating cash flows are significantly impacted by the market price of gold. The price of gold is influenced by numerous factors beyond the Company’s control, including supply and demand and world geopolitical events.

Management and the board of directors have set a gold hedge limit of 50 percent of annual production plus a reserve tail of 25 percent of the life-of-mine production as a cushion for unforeseen production issues. The Company has entered into gold derivative contracts to mitigate the impacts of lower gold prices on its operations. The gold derivative contracts include the purchase of put options and the sale of call options, which in some cases are structured as a collar and forward gold sales, including embedded derivatives in the gold bond financial instrument. The Company fair values its derivative positions and does not employ hedge accounting.

Foreign exchange risk: The Company is not significantly impacted by foreign exchange risk. The Company’s assets, liabilities, revenues and costs are all primarily denominated in US dollars. Effective July 1, 2009, the Company restated its financial statements to report its results in US dollars to remove the impact on its reporting of fluctuations in the US dollar and Canadian dollar exchange rate.

Counterparty credit risk: The Company sales of gold to third parties expose the Company to the credit risk of nonpayment by the counterparty. The Company manages the counterparty credit risk by monitoring the credit worthiness of our customer.  The Company sells all of its gold to one counterparty, but at any one time the level of receivable is usually less than two percent of the Company’s total revenues. As of December 31, 2009 there were no significant concentrations of counterparty credit risk and no amounts were held as collateral.

Liquidity risk: Liquidity risk represents the risk that the Company cannot fund its current operations. The Company’s goal is to maintain sufficient liquidity to fund current operations for the next year after taking into account its current cash and short-term investment balances and cash flows from operations and potential asset sales. The Company believes that its current liquidity position is sufficient to fund the Company’s operations for the foreseeable future.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2009

Stock Options

The following table summarizes the stock options outstanding and exercisable at December 31, 2009:

Exercise Price CAD		Options Outstanding			Options Exercisable
Low	High	Quantity	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price CAD	Quantity	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price CAD
$0.45	$0.75	4,907,500	4.5	$0.59	2,598,121	4.3	$0.54
0.76	1.25	40,000	4.6	0.82	20,000	4.6	0.82
1.26	1.36	2,151,640	1.1	1.35	2,151,640	1.1	1.35

$0.45	$1.36	7,099,140	3.5	$0.82	4,769,761	2.9	$0.91

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and that such information is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure.  Management, including our chief executive officer and our chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934 under Rule 13a-15(e)) has concluded that our disclosure controls and procedures were not effective for the fiscal year ended December 31, 2008, because of a material weakness in internal control over financial reporting, as described below.  However, as the result of modifications the Company has made to its internal control over financial reporting procedures, as further described below, management, including our chief executive officer and chief financial officer, has concluded that our disclosure controls and procedures were effective for the fiscal year ended December 31, 2009.

Identified Material Weakness

In the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2008 (“2008 Form 20-F”), which shall be amended concurrently with the filing of this annual report, management identified one material weakness in its disclosure controls and procedures, as described below.  The Company did not provide a complete report on internal controls over financial reporting.  Failure to provide such a report on internal controls over financial reporting with its 2008 Form 20-F has caused the Company to conclude that its disclosure controls and procedures were not effective as of December 31, 2008.

Remediation of Material Weakness

The following is a summary description of the changes in the Company’s disclosure controls and procedures implemented during the year ended December 31, 2009 to remediate the material weakness that the Company has identified:

•	The Company took steps to ensure the closing process was moved forward to ensure adequate time to thoroughly review its financial report and related disclosures.
•	The Company hired another senior staff accountant to relieve some of the time pressures in the closing process.
•	The accounting staff has increased the utilization of additional review checklists and GAAP accounting software.

The Company believes that as of the date of the filing of this annual report on Form 20-F, that the Company has remediated the material weakness in its disclosure controls and procedures identified above. The above disclosed material weakness did not result in adjustments to the Company’s consolidated financial statements for the year ended December 31, 2009.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2009

Management’s Annual Report on Internal Control Over Financial Reporting

Management, including the chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 15d-15(f). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with appropriate authorizations; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on the financial statements.

Management assessed the effectiveness of internal control over financial reporting as of December 31, 2009. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations, or the COSO, of the Treadway Commission. Based on that assessment, and the remediation of the material weakness identified in the 2008 Form 20-F, management has concluded that internal control over financial reporting was effective as of December 31, 2009.

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial report. Management’s report was not subject to attestation by the  independent registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this annual report.

The changes discussed above under the heading “Remediation of Material Weakness” identify significant changes in internal control over financial reporting that occurred during our fiscal year ended December 31, 2009, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Corporate Governance

Management of the Company is responsible for the preparation and presentation of the consolidated financial statements and notes thereto, MD&A and other information contained in this annual report. Additionally, it is Management’s responsibility to ensure the Company complies with the laws and regulations applicable to its activities.

The Company’s management is held accountable to the Board of Directors (“Directors”). Directors are elected to the Board by shareholders on an annual basis. The Directors are responsible for reviewing and approving the annual audited financial statements and MD&A. Responsibility for the review and approval of the Company’s quarterly unaudited interim financial statements and MD&A is delegated by the Directors to the Audit Committee, which is comprised of four directors, all of whom are independent of management. Additionally, the Audit Committee pre-approves audit and non-audit services provided by the Company’s auditors.

The auditors are appointed annually by the shareholders to conduct an audit of the financial statements in accordance with generally accepted auditing standards. The external auditors have complete access to the Audit Committee to discuss the audit, financial reporting and related matters resulting from the annual audit as well as assist the members of the Audit Committee in discharging their corporate governance responsibilities.

Changes in Accounting Policies

Change in reporting currency: Effective July 1, 2009, the Company changed its reporting currency from the CAD to the USD. The Company believes that USD reporting provides better information regarding the Company’s results of operations and related business activities. USD reporting is expected to improve investors’ ability to compare the Company’s financial results with other publicly traded companies in the mining industry whose primary assets are located in the United States. Prior to July 1, 2009, the Company reported its annual and quarterly consolidated balance sheets and the related consolidated statements of operations and cash flows in CADs. In making this change in reporting currency, the Company followed the guidance of the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA), as described in EIC-130, Translation Method when the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency.

Based on EIC-130, the financial statements for all years and periods presented have been translated into the new reporting currency using the current rate method. Under this method, the statement of operations and cash flow statement items for each year and period have been translated into the reporting currency using the average exchange rates prevailing during each reporting period. All assets and liabilities have been translated using the exchange rate prevailing at the consolidated balance sheet dates. Shareholders’ equity transactions since January 1, 2007 have been translated using the rates of exchange in effect as of the dates of the various capital transactions, whereas shareholders’ equity balances on January 1, 2007 have been translated at the exchange rate on that date. All resulting exchange differences arising from the translation are included as a separate component of other comprehensive income. All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in USDs.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2009

The following table shows the effect of the change in reporting currency to USD on previously reported amounts:

	2008		2007
	USD	CAD	USD	CAD
Total assets	$67,411,600	$82,082,200	$13,558,400	$13,487,700
Total liabilities	$8,137,000	$9,912,900	$1,095,100	$1,075,500
Shareholders' Equity	$59,274,600	$72,169,300	$12,463,300	$12,412,200
Net income (loss)	$15,805,000	$20,315,600	$(3,116,400)	$(3,348,300)
Income (loss) per share	$0.20	$0.26	$(0.05)	$(0.05)

Mineral property - exploration costs: Effective January 1, 2008, the Company changed its accounting policy for mineral properties from deferring exploration costs incurred during the exploration stage to expensing such costs in the year incurred. This change has been applied retroactively and the comparative figures in the consolidated financial statements have been restated. The effect of this change on the restated consolidated balance sheet as of December 31, 2007, is to decrease mineral properties and increase accumulated deficit by $13.6 million. The effect of this change on the restated consolidated statements of operations for year ended December 30, 2007, is to decrease exploration expenses and net loss by $1.8 million and the restated net loss per share decreased by $0.03.

International Financial Reporting Standards: In February 2008, the CICA confirmed that International Financial Reporting Standards ("IFRS") will be mandatory in Canada for all publicly accountable entities for fiscal periods beginning on or after January 1, 2011. The Company is analyzing the impact of IFRS on its consolidated financial statements and anticipates that there will be changes in accounting policies that may materially affect the Company’s accounting policies. Management has completed a project plan that identified differences in accounting policies and has begun the key steps required to ensure a successful transition to IFRS.

Recent Accounting Pronouncements

The following describes any recently issued accounting standard relevant to our Company and business that may impact the Company in the future. It includes standards that have been recently adopted or ones that have been issued and not yet adopted.

Canadian Standards

Section 3862– Financial Instruments – Disclosures - In June 2009, the CICA amended Section 3862 to require enhanced disclosure about the fair value assessments of the financial instruments.  The new disclosures are based on a fair value hierarchy that categorizes financial instruments measured at fair value at one of three levels according to the reliability of the inputs used to estimate the fair values.

EIC-174 – Abstract on Impairment Testing of Mineral Exploration Properties – In March 2009, the CICA issued an Emerging Issues Committee (“EIC”) Abstract. This Abstract provides guidance on capitalization of exploration costs related to mining properties in particular and on impairment of long-lived assets in general.  Application of this new standard did not have an impact on the Company’s financial statements.

EIC-173 – Abstract on Credit Risk and the Fair Value of Financial Assets and Financial Liabilities - In January 2009, the CICA issued an Emerging Issues Committee (“EIC”) Abstract.  This Abstract provides guidance on taking into account an entity’s own credit risk and the credit risk of the counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. Application of this new standard should be applied retrospectively in interim and annual financial statements for periods ending on or after the date of issuance of the abstract. The adoption of this guidance did not have a material impact on the Company’s financial statements.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2009

Section 1582 – Business Combinations – In January 2009, the CICA issued Section 1582, which replaces Section 1581 and establishes standards for the accounting for a business combination.  Section 1581 has been re-filed under “Superseded Accounting Recommendations” with a Supplement added setting out the previous wording of paragraphs in other Handbook material that has been amended substantially as a consequence of approving new Section 1582.  The superseded Section 1581 will be withdrawn from the Handbook when it is no longer effective.  Section 1582 applies prospectively to business combinations for which the acquisition date is on or after January 1, 2011.  Earlier application is permitted.  If an entity applies this Section before January 1, 2011, it shall disclose that fact and apply Consolidated Financial Statements, Section 1601, and Non-controlling Interests, Section 1602, at the same time. The Company will evaluate the impact of Section 1582 to the financial statements beginning on January 1, 2010.

Section 1601 – Consolidated Financial Statements – In January 2009, the CICA issued Section 1601, which, together with new Section 1602, replaces Section 1600 and establishes standards for the preparation of consolidated financial statements. Section 1600 has been re-filed under “Superseded Accounting Recommendations.”  The superseded Section 1600 will be withdrawn from the Handbook when it is no longer effective.  Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Earlier adoption is permitted as of the beginning of a fiscal year.  An entity adopting this Section for a fiscal year beginning before January 1, 2011 also adopts Business Combinations, Section 1582, and Non-controlling Interests, Section 1602.   The Company will evaluate the impact of Section 1601 to the financial statements beginning on January 1, 2010.

Section 3031 – Inventories – In June 2007, the CICA issued Section 3031 replacing Section 3030. The section provides guidance with respect to the determination of cost and requires inventories to be measured at the lower of cost and net realizable value. The reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories is now required. The cost of the inventories should be based on a first-in, first-out or a weighted average cost formula. Techniques used for the measurement of cost of inventories, such as the standard cost method, may be used for convenience if the results approximate cost. The new standard also requires additional disclosures including the accounting policies used in measuring inventories, the carrying amount of the inventories, amounts recognized as an expense during the period, write-downs and the amount of any reversal of any write-downs recognized as a reduction in expenses. The adoption of this section had no material impact on the Company’s consolidated financial statements.

Section 1535 – Capital Disclosures – In February 2007, the CICA issued Handbook Sections 1535, “Capital Disclosures,” which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity’s objectives, policies and processes for managing capital. The new section is effective for years beginning on or after October 1, 2007. The Company has implemented the new disclosures in footnote number 15.

Section 3862 – Financial Instruments – In February 2007, the CICA issued two new standards, Section 3862 “Financial Instruments Disclosures” and Section 3863 “Financial Instruments Presentation.” These sections will replace the existing Section 3861 “Financial Instruments Disclosure and Presentation.” Section 3862 provides users with information to evaluate the significance of the financial instruments of the entity’s financial position and performances, nature and extent of risks arising from financial instrument, and how the entity manages those risks. Section 3863 deals with the classification of financial instruments, related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The new sections are effective for years beginning on or after October 1, 2007. The Company has implemented this requirement in its consolidated financial statements and footnotes.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2009

International Financial Reporting Standards (“IFRS”) – In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

US Standards

In June 2009, the Financial Accounting Standards Board (“FASB”) issued a new statement related to The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. This standard establishes only two levels of US GAAP, authoritative and nonauthoritative.  The FASB Codification has become the source of authoritative, nongovernmental GAAP, except for the rules and interpretive releases of the SEC, which are sources of authoritative GAAP for SEC registrants. The adoption of this statement did not have any impact on the Company’s financial position and results of operations, as the Codification was not intended to change or alter existing GAAP.

In May 2009, the FASB issued a new statement related to Subsequent Events. This statement establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. This statement is effective for interim or annual financial periods ending after June 15, 2009, and shall be applied prospectively. The Company’s reporting is currently in accordance with this statement.

In October 2008, the FASB issued a new statement related to Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active. This statement clarifies the application of previous statements related to fair value. This statement is effective as of the issuance date.  The Company does not expect a significant impact on the reconciliation to US GAAP due to this statement.

In June 2008, the FASB ratified a new statement related to Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock. This statement provides guidance in determining whether or not derivative financial instruments are indexed to a company’s own stock. It is effective the first fiscal year beginning after December 15, 2008, including interim periods within those fiscal years. The Company adopted this statement on January 1, 2009, and it had an immaterial impact on its US GAAP reconciliation.

In May 2008, the FASB issued a new statement related to The Hierarchy of Generally Accepted Accounting Principles. This statement is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with US generally accepted accounting principles for nongovernmental entities. This statement is effective 60 days following the approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. The Company does not expect a significant impact on the reconciliation to US GAAP due to this statement.

In March 2008, the FASB issued a new statement related to Disclosures about Derivative Instruments and Hedging Activities. This statement intends to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. This statement also requires disclosure about an entity’s strategy and objectives for using derivatives, the fair values of derivative instruments and their related gains and losses. This statement is effective for fiscal years and interim periods beginning after November 15, 2008, and will be applicable to the Company’s fiscal year beginning July 1, 2009. The Company will evaluate the impact of this statement to the reconciliation to US GAAP beginning on January 1, 2010.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2009

In December 2007, the FASB issued a new statement related to Business Combinations, which significantly changes the ways companies account for business combinations and will generally require more assets acquired and liabilities assumed to be measured at their acquisition date fair value. Under this statement, legal fees and other transaction-related costs are expensed as incurred and are no longer included in goodwill as a cost of acquiring the business. This statement also requires, among other things, acquirers to estimate the acquisition date fair value of any contingent consideration and to recognize any subsequent changes in the fair value of contingent consideration in earnings. In addition, restructuring costs the acquirer expected, but was not obligated to incur, will be recognized separately from the business acquisition. This statement is effective for the Company’s fiscal year beginning July 1, 2009, and is to be applied prospectively. There was no impact on the Company’s US GAAP reconciliation as a result of the implementation of this statement.

In September 2006, FASB issued a new statement related to Fair Value Measurements. This standard provides guidance for using fair value to measure assets and liabilities.  This statement applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances.  The standard clarifies that for items that are not actively traded, fair value should reflect the price in a transaction with a markets participant, including an adjustment for risk.  Under this statement, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market which the reporting entity transacts.  This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The Company adopted this statement on January 1, 2008 and the adoption did not have an impact on the reconciliation to US GAAP.

Forward-Looking Statements

Certain statements included or incorporated by reference in this MD&A, including information as to the future financial or operating performance of the Company, and its projects, constitute forward-looking statements. The words “believe,” “expect,” “anticipate,” “contemplate,” “target,” “plan,” “intends,” “continue,” “budget,” “estimate,” “may,” “will,” “schedule” and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding anticipated capital spending and cash flows, expectations regarding operations, production, drilling and approvals and the timing of studies and reports. Forward-looking statements are based upon a number of estimates and assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. While these estimates and assumptions are considered reasonable by the Company, they are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among other things, risks relating to additional funding requirements, exploration, development and operating risks, competition, production risks, regulatory restrictions, including environmental regulation and liability and potential title disputes. These factors and others that could affect the Company’s forward-looking statements are discussed in greater detail in the section headed “Risks and Uncertainties” below. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Forward-looking statements are made as of the date of this MD&A, or in the case of documents incorporated by reference herein, as of the date of such document, and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2009

Cautionary Note to U.S. Investors – The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as “measured,” “indicated,” and “inferred resources” which the SEC guidelines generally prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be obtained from us or viewed on the SEC website at http://www.sec.gov/edgar.shtml

Risks and Uncertainties

Mineral exploitation is a competitive and capital intensive business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding minerals deposits, which, though present, are insufficient in quantity and quality to return a profit from production. The exploitation of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as the economy, the proximity and capacity of mining facilities, mineral prices, and such other factors as government regulations, including regulations relating to royalties, changes in taxation rates, increased fees, allowable production methods, controls over importing and exporting minerals, and environmental regulations, any of which could result in the Company not receiving an adequate return on invested capital.

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are discovered, a profitable market will exist for their sale. Factors beyond the control of the Company may affect the marketability of any mineral occurrences discovered. The price of gold and silver has experienced volatile and significant movement over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation or deflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities, including exchange traded funds, changes in supply due to new discoveries, improved mining and production methods.

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulations, if any, will not adversely affect the Company’s operations, or its ability to develop its properties economically or in a timely fashion. Before production may commence on any property, the Company must obtain regulatory and environmental approvals and permits. There is no assurance such approvals and permits will be obtained on a timely basis, if at all. Costs of compliance with environmental and other regulations may reduce profitability, or preclude the economic development of a property.

In those jurisdictions where the Company has property interests, the Company makes a search of mining records in accordance with mining industry practices to confirm satisfactory title to properties in which it holds or intends to acquire an interest, but does not obtain title insurance with respect to such properties. The possibility exists that title to one or more of its properties might be defective because of errors or omissions in the chain of title. The ownership and validity of mining claims and concessions are often uncertain and may be contested. The Company is not aware of any challenges to the location or area of its mineral claims. There is no guarantee, however, that title to the Company’s properties and concessions will not be challenged or impugned in the future. The properties may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2009

The business of mineral exploration and extraction involves a high degree of risk and very few properties ultimately achieve commercial production. The ability of the Company to replace production in the future is dependent on its ability to conduct exploration, development and mining operations. The Company may need to raise capital through the use of equity, debt, asset sales, joint ventures or by other means in order to fund exploration, development and mining operations. In turn, the Company’s ability to raise capital depends in part upon the market’s perception of its management and properties, but also upon the price of gold and silver and the marketability of the Company’s securities. There is no assurance that the Company’s production activities or financing activities will be successful in providing the funds necessary to fund ongoing business activities.

Recovery of gold and silver from ore is impacted by many factors that create uncertainty. Factors impacting gold and silver recovery include variation in crushed ore size, ore grade, rock type, solution concentration, lime addition, temperature, rainfall, irrigation time, pressure stripping, refining, timely implementation of ore placement on the leach pad and other associated factors. The cost structure of recovering metal is also impacted by numerous variables including ore grade and recovery, fuel and consumable costs, labor and benefit cost, equipment operating and maintenance costs and numerous other factors. Other production risk factors may include labor strife, slope failure, lack of skilled labor and management, availability of mining equipment, availability of consumables, weather and other operational factors.

The Company entered into gold hedging contracts in order to protect the future operating cash flows of its Briggs Mine. The Company also enters into consumable off-take agreements for its future diesel fuel consumption that may protect against the increasing cost of diesel fuel. The Company’s goal is to protect the Company’s cash flows from declining gold prices or increasing diesel prices. The Company’s primary risk related to gold hedging may results from a shortfall of expected gold production that may compound the potential reduction in cash flows. The Company’s primary risk mitigation for hedge transactions is its policy to limit net hedge levels to 50 percent of its expected gold production or diesel usage. Although a hedging program is designed to protect cash flow from a decline in the price of gold or rise in the price of diesel fuel; it could also limit the Company’s gold realizations during periods of increased gold prices or could increase diesel costs during periods of low diesel prices.

For additional information on risk factors, please refer to the risk factors section of the company’s 20-F for the year ended December 31, 2009, which can be found on SEDAR at www.sedar.com.

Outlook

The Company’s key milestones for 2010 follow:

•	Increase production rates at the Briggs Mine and lower costs to achieve unit cost goals.
•	Develop positive cash flow from the Briggs Mine.
•	Begin construction on the Reward Gold Project.
•	Complete another round of drilling on the Reward Mine to potentially increase reserves.
•	Evaluate our options for the Pinson Gold Project based on the outcome of Barrick’s strategic review, which may include sale of their interest in the project.
•	Complete preliminary economic assessments for the Columbia and Cecil R projects.
•	Continue baseline environmental studies for both the Columbia and Cecil R projects.
•	Continue to pursue new exploration, acquisition and asset sale opportunities that add value, accelerate growth and provide cash.